Exhibit 12

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002		2003		2004		2005		2006
Earnings:
Income (loss) from continuing operations	$(69,788)		$(72,000)		$(176,890)		$(108,865)		$(206,975)
Income tax expense (benefit)	(33,494)		(34,660)		24,442		3,705		4,318
Interest expense	231,322		215,165		195,580		185,997		202,909
Early repurchase of debt	29,895		27,592		37,731		19,303		—
Minority interest	36,760		35,997		37,686		39,794		40,223
1/3 of rental expense	2,739		2,774		2,993		2,949		3,792
Adjusted earnings (loss)	$197,434		$174,868		$121,542		$142,883		$44,267
Fixed Charges:
Interest expense	$231,322		$215,165		$195,580		$185,997		$202,909
1/3 of rental expense	2,739		2,774		2,993		2,949		3,792
Total fixed charges	$234,061		$217,939		$198,573		$188,946		$206,701
Ratio of earnings to fixed charge	0.8	x	0.8	x	0.6	x	0.8	x	0.2	x
Deficiency	$36,627		$43,071		$77,031		$46,063		$162,434